                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)


                      Automotive Industries Holding, Inc.
                                 -------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  05329E 10 2
                                  -----------
                                 (CUSIP Number)



Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  05329E 10 2                13G


- ------------------------------------------------------------------------------
 1   NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Corporation
              Taxpayer Identification No.  41-0449260

- ------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*            (a)
                                                                       -------
                                                                   (b)
                                                                       -------

- ------------------------------------------------------------------------------
 3   SEC USE ONLY



- ------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

- ------------------------------------------------------------------------------
   NUMBER OF    5    SOLE VOTING POWER

    SHARES                  0
                     ---------------------------------------------------------
 BENEFICIALLY   6    SHARED VOTING POWER

   OWNED BY                 0
                     ---------------------------------------------------------
     EACH       7    SOLE DISPOSITIVE POWER

   REPORTING                394,227
                     ---------------------------------------------------------
    PERSON      8    SHARED DISPOSITIVE POWER

     WITH                   0
- ------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              394,227

- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              Less than 5%

- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

              HC

- ------------------------------------------------------------------------------

CUSIP NO.  05329E 10 2                13G


- ------------------------------------------------------------------------------
 1   NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Limited, Inc.
              Taxpayer Identification No.  41-1647371

- ------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*            (a)
                                                                       -------
                                                                   (b)
                                                                       -------

- ------------------------------------------------------------------------------
 3   SEC USE ONLY



- ------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota

- ------------------------------------------------------------------------------
   NUMBER OF    5    SOLE VOTING POWER

    SHARES                  0
                     ---------------------------------------------------------
 BENEFICIALLY   6    SHARED VOTING POWER

   OWNED BY                 0
                     ---------------------------------------------------------
     EACH       7    SOLE DISPOSITIVE POWER

   REPORTING                394,227
                     ---------------------------------------------------------
    PERSON      8    SHARED DISPOSITIVE POWER

     WITH                   0
- ------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              394,227

- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              Less than 5%

- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

              CO

- ------------------------------------------------------------------------------

CUSIP NO.  05329E 10 2                13G


- ------------------------------------------------------------------------------
 1   NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Equity Capital, Inc.
              Taxpayer Identification No.  41-1437550

- ------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*            (a)
                                                                       -------
                                                                   (b)
                                                                       -------

- ------------------------------------------------------------------------------
 3   SEC USE ONLY



- ------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Minnesota

- ------------------------------------------------------------------------------
   NUMBER OF    5    SOLE VOTING POWER

    SHARES                  0
                     ---------------------------------------------------------
 BENEFICIALLY   6    SHARED VOTING POWER

   OWNED BY                 0
                     ---------------------------------------------------------
     EACH       7    SOLE DISPOSITIVE POWER

   REPORTING                394,227
                     ---------------------------------------------------------
    PERSON      8    SHARED DISPOSITIVE POWER

     WITH                   0
- ------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                394,227

- ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




- ------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              Less than 5%

- ------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

              CO

- ------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)


Item 1(a)      Name of Issuer:
- ---------      ---------------

               Automotive Industries Holding, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
- ---------      ------------------------------------------------

               4508 IDS Center
               80 So. Eighth St.
               Minneapolis, MN 55402

Item 2(a)      Name of Person Filing:
- ---------      ----------------------

               1. Norwest Corporation

               2. Norwest Limited, Inc. ("NLI")

               3. Norwest Equity Capital, Inc. ("NEC")

               This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(c) and Rule 13d-1(f). Attached is an agreement among the persons listed above to that effect. NLI is a wholly owned subsidiary of Norwest Corporation and owns 100% of NEC.

Item 2(b)      Address of Principal Business Office(s):
- ---------      ---------------------------------------

               1. Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

               2. Norwest Limited, Inc.
                  2800 Piper Jaffray Tower
                  222 South Ninth Street
                  Minneapolis, Minnesota  55402

               3. Norwest Equity Capital, Inc.
                  2800 Piper Jaffray Tower
                  222 South Ninth Street
                  Minneapolis, Minnesota  55402

Item 2(c)      Citizenship:
- ---------      -----------

               1. Norwest Corporation is a Delaware corporation.

               2. NLI is a Minnesota corporation.

               3. NEC is a Minnesota corporation.

Item 2(d)      Title of Class of Securities:
- ---------      ----------------------------

               Common Stock


Item 2(e)      CUSIP Number:
- ---------      ------------

               05329E 10 2


Item 3         If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b):
- ------         ---------------------------------------------------------------

               Not Applicable


Item 4         Ownership:
- ------         ---------

               1. Norwest Corporation

               (a) Amount Beneficially Owned. At December 31, 1993, Norwest Corporation was deemed to own, indirectly through its subsidiaries, 394,227 shares, consisting solely of the shares reported below as owned by NLI and NEC. This amount represented less than 5% of the shares of common stock outstanding at that date. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

               2. NLI

               (a) Amount Beneficially Owned. At December 31, 1993, Norwest Limited, Inc. was deemed to own, indirectly through its subsidiary, NEC, 394,227 shares. This amount represented less than 5% of the total shares of common stock outstanding at that date. NLI has no rights to acquire additional shares through the exercise of options or otherwise.

               3. NEC

               (a) Amount Beneficially Owned. At December 31, 1993, NGF owned 394,227 shares. This amount represented less than 5% of the total shares of common stock outstanding at that date. NEC has no rights to acquire additional shares through the exercise of options or otherwise.

               NEC and certain other persons have entered into agreements pursuant to which such persons have agreed to vote their shares in the same manner as ONEX U.S. Investments, an Ontario, Canada corporation ("ONEX"), votes its shares and have granted to ONEX a proxy to effectuate such agreement. As a result of such proxies, ONEX has control of approximately 30% of the voting shares, and no reporting person has sole or shared power to direct the vote of the shares such person beneficially owns. As a result of such voting agreement, each reporting person may be deemed to be a member of a group which beneficially owns all the shares beneficially owned by the members of such group. Each reporting person disclaims membership in such group.

Item 5         Ownership of Five Percent or Less of Class:
- ------         ------------------------------------------

               Not Applicable


Item 6         Ownership of More than Five Percent on Behalf of Another
- ------         --------------------------------------------------------
               Person:
               ------

               Not Applicable


Item 7         Identification and Classification of the Subsidiary Which
- ------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               This statement is filed pursuant to Rule 13d-1(c) and 13d-1(f)(1) by Norwest Corporation as a parent holding company on behalf of the entities listed in Exhibit A to this statement.


Item 8 and Item 9
- -----------------

               Not Applicable


Item 10        Certification:
- -------        -------------

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


               Signature:
               ---------
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

    Dated: February 8, 1994

    NORWEST CORPORATION

    By  /s/ Laurel A. Holschuh
        ------------------------------------
         Laurel A. Holschuh, Senior Vice President
            and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of a Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Limited, Inc. and Norwest Equity Capital regarding Automotive Industries Holding, Inc.)


Item 7
- ------
     (a) Norwest Equity Capital, Inc. is a small business investment company filing pursuant to Rule 13d-1(c)

     (b) Norwest Limited, Inc. is a parent holding company - Item 3(g)

                                   AGREEMENT
                                   ---------

     The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Corporation on its own behalf and on behalf of Norwest Limited, Inc., a wholly owned subsidiary of Norwest Corporation, and Norwest Equity Capital, Inc., an indirect subsidiary of Norwest Corporation.

Dated:  February 8, 1994


NORWEST CORPORATION

/s/ Laurel A. Holschuh
__________________________________
Laurel A. Holschuh, Senior Vice
  President and Secretary


NORWEST LIMITED, INC.

/s/ Michael A. Graf
__________________________________
Michael A. Graf, Vice President


NORWEST EQUITY CAPITAL, INC.

/s/ John P. Whaley
__________________________________
John P. Whaley, Vice President